newgold
TSX: NGD NYSE American: NGD

NEW GOLD REPORTS FIRST QUARTER OPERATIONAL RESULTS

Provides Notice of Release of First Quarter Financial Results and Details of Annual General and Special Meeting of Shareholders

(All amounts are in U.S. dollars unless otherwise indicated)

April 10, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports first quarter operational results for the Company as of March 31, 2023. The Company is also providing notice that it will release its first quarter 2023 financial results after market close on Wednesday, April 26, 2023. The Company will host its first quarter 2023 earnings conference call and webcast on Thursday April 27, 2023 at 8:30 am Eastern Time.

"The first quarter of 2023 saw both of our operations excel, delivering gold equivalent production of 104,857 ounces, the strongest start to a year for our Company over the last four years, and a 20% increase over the prior year period," stated Patrick Godin, President & CEO. "At Rainy River, we achieved our strongest first quarter of any year in the operation's history and delivered production growth of nearly 13% over the same period last year as greater underground ore tonnes contributed to better-than-expected grade, which more than offset lower tonnes milled. The milling rate was impacted during the quarter by mechanical maintenance on the SAG mill and crusher. At New Afton, gold and copper production improved meaningfully over the same period last year, as the operation's focus remained on steady state mining of B3 and C-Zone development. In short, I'm proud of how our operations and teams delivered during the first quarter, and we remain well positioned to meet all annual production guidance metrics outlined earlier this year."

Operational Highlights

Consolidated	**Q1 2023**	**Q1 2022**
Gold eq. production (ounces)[1]	**104,857**	87,696
Gold production (ounces)	**82,477**	68,101
Copper production (Mlbs)	**10.3**	8.2

Rainy River Mine	**Q1 2023**	**Q1 2022**
Gold eq. production (ounces)[1]	**67,596**	59,895
Gold production (ounces)	**66,201**	58,834

New Afton Mine	**Q1 2023**	**Q1 2022**
Gold eq. production (ounces)[1]	**37,261**	27,800
Gold production (ounces)	**16,276**	9,267
Copper production (Mlbs)	**10.3**	8.2

Operating Key Performance Indicators

Rainy River Mine	Q1 2023	Q1 2022
Open Pit Only		
Tonnes mined per day (ore and waste)	118,481	118,657
Ore tonnes mined per day	36,380	20,019
Operating waste tonnes per day	60,360	35,199
Capitalized waste tonnes per day	21,741	63,438
Total waste tonnes per day	82,101	98,637
Strip ratio (waste:ore)	2.26	4.93
Open Pit and Underground		
Tonnes milled per calendar day	22,400	24,318
Gold grade milled (g/t)	1.12	0.92
Gold recovery (%)	91	91
Gold eq. production (ounces)[1]	67,596	59,895
Gold production (ounces)	66,201	58,834

New Afton Mine	Q1 2023	Q1 2022
Tonnes mined per day (ore and waste)	9,185	7,028
Tonnes milled per calendar day	8,142	10,299
Gold grade milled (g/t)	0.78	0.38
Gold recovery (%)	89	83
Copper grade milled (%)	0.70	0.49
Copper recovery (%)	91	81
Gold eq. production (ounces)[1]	37,261	27,800
Gold production (ounces)	16,276	9,267
Copper production (Mlbs)	10.3	8.2

First Quarter 2023 Conference Call and Webcast

The Company will release its first quarter 2023 financial results after market close on Wednesday, April 26, 2023. A conference call and webcast will be hosted on Thursday, April 27, 2023 at 8:30 am Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/1WzxeYqeXnB
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 03648094
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3lcb9RU to receive an instant automated call back
- A recorded playback of the conference call will be available until May 27, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 648094. An archived webcast will also be available at www.newgold.com

2023 Annual General and Special Meeting of Shareholders

The Company will hold its annual general and special meeting of shareholders on Tuesday, May 9, 2023 at 4:00 pm Eastern Time (the "Meeting"). The Meeting will not include a formal presentation by management.

The Meeting will be conducted virtually to maximize shareholder accessibility to the meeting. Participants will be able to join via the following link https://web.lumiagm.com/416913277.

A virtual Meeting affords all shareholders the ability to attend and participate in the Meeting equally, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the "Circular") if they wish to appoint themselves as a proxyholder to vote at the Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote.

New Gold's Circular, as well as a virtual annual general meeting user guide, may be found on New Gold's website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx or under New Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2023 includes production of 110,976 ounces of silver converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q1 2023 includes 10.3 million pounds of copper produced and 26,722 ounces of silver produced converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its first quarter 2023 financial results and the associated conference call and webcast; expectations about being well positioned to meet all annual production guidance metrics; and the Company's upcoming annual general meeting of shareholders.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; and (8) there being no material disruption to the Company's supply chains and workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release as it relates to the New Afton Mine has been reviewed and approved by John Ritter, General Manager of the New Afton Mine and the scientific and technical information contained in this news release as it relates to the Rainy River Mine has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists British Columbia and Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Ritter and Mr. Simms are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.